UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: November 9, 2010

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Exhibit Index

Exhibit 99.1 – Press Release

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Exhibit 99.1

New Oriental Appoints New Director and Officers

BEIJING, Nov. 9, 2010 — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that the Company’s Board of Directors has appointed Mr. Chenggang Zhou as Director of the Company, effective immediately. Separately, Mr. Xiangdong Chen has been appointed as Executive President, Domestic Business, Mr. Yunlong Sha has been appointed Senior Vice President and Mr. Guofu Li has been appointed Vice President, Operations, effective immediately.

Mr. Chenggang Zhou joined New Oriental in 2000 and has served as the Company’s Executive Vice President since December 2006. In 2003 he became Company Vice President and the president of Beijing New Oriental School and from 2000 to 2003 he was the president of Shanghai New Oriental School.

Mr. Xiangdong Chen joined the Company in 1999 and has served as the Company’s Senior Vice President since January 2006. He has served as the Company’s Vice President since September 2003 and has been in charge of a number of departments at head office, including short-term training system, human resources, marketing and public relations and business development.

Mr. Yunlong Sha has served as the Company’s Vice President and the president of Beijing New Oriental School since March 2007. In January 2006 he became Regional Vice President of New Oriental, overseeing the business in northeast China. He first joined New Oriental in 2001 and has served as the director of the Foreign Examination Department at Beijing New Oriental School and the president of Guangzhou New Oriental School.

Mr. Guofu Li joined New Oriental in 1999 to establish Shanghai New Oriental School. He was the vice president of Shanghai New Oriental School between 2000 and 2006 and has been serving as head of the president’s office and director of the administration department at the Company since 2006.

“We are very pleased to welcome Mr. Zhou to New Oriental’s Board of Directors and to announce the promotions of Mr. Chen, Mr. Sha and Mr. Li,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “They have all been with the Company for many years and have extensive expertise in China’s fast growing education market. I look forward to continuing to work with them as New Oriental further strengthens its brand and increases market share.”

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

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For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

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Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Mr. Henry Fraser

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-6566-4156

Email: hfraser@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel: +1-212 333 3810

Email: ktellier@brunswickgroup.com

CONTACT: In China — Ms. Sisi Zhao of New Oriental Education and Technology Group Inc., +86-10-6260-5566 x8203, or zhaosisi@staff.neworiental.org, or Mr. Henry Fraser of Beijing Brunswick Consultancy Ltd., +86-10-6566-4156, or hfraser@brunswickgroup.com, or in the U.S. — Ms. Kate Tellier of Brunswick Group LLC, +1-212 333 3810, or ktellier@brunswickgroup.com

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